FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0001

BERRY PLASTICS CORPORATION

101 Oakley Street

Evansville IN 47710

                                                                                                                                                                April 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:              Terence O’Brien

                                Tracey Houser

                RE:         Berry Plastics Corporation

Form 10-K for Fiscal Year Ended October 1, 2011

Filed December 19, 2011

Response dated March 23, 2012

File No. 33-75706-01

Dear Mr. O’Brien and Ms. Houser:

Please find below the responses of Berry Plastics Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of March 28, 2012 (the “Comment Letter”) regarding the Company’s Form 10-K for Fiscal Year Ended October 1, 2011 (the “Form 10-K”).   Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Revisions to proposed disclosure originally included in the Company’s letter to the Staff dated March 23, 2012 (the “March 23 Response Letter”) have been marked with double underscores to indicate additions and strikethroughs to indicate deletions.

In light of the fact that Berry Plastics Group, Inc., the Company’s parent, intends to reflect the agreed revised disclosure in amendments to its Registration Statement on Form S-1, the Company respectfully requests that the Staff permit the Company to file such disclosure solely in its subsequent periodic reports.

For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain information in this letter in the Company’s response to comment 2 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 17

1.  We note the draft disclosure you provided in response to comment 2 in our letter dated

March 14, 2012. Please enhance the draft disclosure to address the following:

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0002

•                     Disclose if the Specialty Films segment had been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.

•                     We note that you attribute the decline in the estimated fair value of the Specialty Films segment to the base volume decline, resulting in an 11% decrease in net sales. You state that the decline in base volume was due to pricing strategies. However, we note that these pricing strategies increased net sales by 11% and the Pliant acquisition increased net sales by 15%, primarily through volume increases. As net sales increased 12.3% for fiscal year 2011 as compared to fiscal year 2010, and your disclosures in your fiscal year 2010 10-K indicate that you estimated net sales growth of 2-4% with a terminal year growth rate of 3%, it remains unclear what the specific factors are that led to the significant decline in the reporting unit’s estimated fair value. Please ensure that your enhanced disclosures include an explanation as to why you do not believe you will be able to overcome these specific factors in the long-term.

•                     Disclose the portion of goodwill that resulted from the Pliant acquisition, as this is a recent, material acquisition. To the extent the acquisition of Pliant contributed to the decline in the estimated fair value of the Specialty Films segment, please clearly explain this fact along with a discussion about the specific facts and circumstances that occurred.

•                     Quantify the material assumptions that were impacted by the specific factors that led to the decline in estimated fair value. Please contrast these amounts with the estimates made during the fiscal year 2010 impairment test.

•                     Please provide a discussion about the capital expenditures that you are now anticipating undertaking to maintain and grow the Specialty Films segment.

•                     Please disclose the extent to which volumes would need to decline in future years to lead to an additional, material goodwill impairment charge.

We supplementally advise the Staff that during fiscal 2011, the Specialty Films segment generated positive cash flows.  Our discounted cash flow analysis continues to assume positive cash flows for the Specialty Films segment through the terminal year.  Given the net sales decline due to volume loss and additional capital expenditures discussed in the proposed disclosure below, we believe the growth in cash flows will not occur as quickly as assumed in our fiscal 2010 impairment test.

We attributed the decline in fair value to two factors:  (1) the price-adjusted base volume decline attributed to factors discussed in the March 23 Response letter; and (2) a higher level of capital expenditures required to achieve desired margins in this segment more fully discussed below.  We define “acquisition volume” as the sales volume attributed to acquisitions that were not part of the prior period.  As Pliant Corporation (“Pliant”) was acquired in December 2009, we include 100% of Pliant’s estimated net sales in the first two months of fiscal 2011 (October 2010 and November 2010), but they were excluded from fiscal 2010 as we did not own the business in October 2009 and November 2009.  This resulted in the 12% acquisition volume disclosed in the March 23 Response letter.  This 12% volume growth is not a factor in the impairment analysis as our annual valuations include the full year impact of completed acquisition in future years. As disclosed in the March 23 Response letter, fiscal 2011 net selling price increases were impacted by two primary factors (1) higher plastic resin costs and (2) the Company pursuing a strategy to improve product profitability in markets with historically lower margins.  The average industry price for polyethylene film (the Specialty Films segment’s primary raw material) increased approximately 9% in fiscal 2011 compared to fiscal 2010 (see “Raw Material Trends” section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations (“MD&A”) in our Form 10-K).  The Company’s strategic pricing initiatives in fiscal 2011 resulted in overall volumes for the Specialty Films segment declining 11%.  This lower sales base to grow cash flows prospectively along with the additional capital expenditure requirements described below drove the impairment.

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0003

During fiscal 2011, we (1) pursued a strategy to improve product profitability in historically lower margin markets; (2) realigned the operating segments in a manner that allows us to leverage our technologies to serve customers; and (3) began to invest in innovative technologies in order to provide the lowest cost/highest quality products to the market.  As a result, the Company’s 2011 capital expenditures for the Specialty Films segment exceeded our fiscal 2010 evaluation assumption by approximately 20%.   In order to achieve desired margins within these markets going forward, we assumed a capital investment of 3-4% of sales in our fiscal 2011 evaluation versus the 2 -3% of sales assumed for the Specialty Films segment in the fiscal 2010 evaluation.

The Company recorded $226 million of goodwill in connection with the acquisition of Pliant.  In performing our impairment analysis of the Specialty Films reporting unit, we have integrated the Pliant’s operations along with our historical film product lines and realigned production and operations to realize expected synergies from the acquisition.  This realignment does not allow us to specifically determine what portion of the impairment charge relates specifically to the Pliant goodwill.  The decline in volumes in fiscal 2011 across the Specialty Films reporting unit, which includes products from the Pliant acquisition, drove the decline in the fair value of the reporting unit.  These volume declines, as discussed above, were driven by strategic actions to increase prices which led to the 11% volume decline in the Specialty Films reporting unit.

In light of the above discussion, the Company proposes the following revised disclosure to be included under the heading “Critical Accounting Policies and Estimates” in the MD&A to include:

Goodwill and Other Indefinite Lived Intangible Assets.  We are required to perform a review for impairment of goodwill and other indefinite lived intangibles to evaluate whether events and circumstances have occurred that may indicate a potential impairment, ~~or~~ on an annual basis.  Goodwill is considered to be impaired if we determine that the carrying value of the reporting unit exceeds its fair value.  Other indefinite lived intangibles are considered to be impaired if the carrying value exceeds the fair value.

In accordance with our policy, we completed our most recent annual evaluation for impairment of goodwill as of the first day of the fourth fiscal quarter of 2011.  We utilized a discounted cash flow analysis in combination with a comparable company market approach to determine the fair value of our reporting units.  ~~We have~~ As of October 2, 2011, we had four operating segments, Rigid Open Top, Rigid Closed Top, Specialty Films and Tapes, Bags & Coatings.  Each of the operating segments has goodwill with the exception of the Tapes, Bags & Coatings segment.  For purposes of conducting our annual goodwill impairment test, we have determined that our operating segments are the same as our reporting units.  We determined that each of the components (product lines) within each of our respective operating segments ~~have similar economic characteristics and therefore should be aggregated into one reporting unit.  We reached this conclusion because within each of our operating segments, we have similar products and production processes which allow us to share assets and resources across the product lines.  We regularly re-align our production equipment and manufacturing facilities in order to take advantage of cost savings opportunities, obtain synergies and create manufacturing efficiencies.  In addition, we utilize our research and development centers, design center, tool shops, and graphics center which all provide benefits to each of the operating segments and work on new products that can not only benefit one product line, but can benefit multiple product lines.  We also believe that the goodwill is recoverable from the overall operations of the segment given the similarity in production processes, synergies from leveraging the combined resources, common raw materials, common research and development, similar margins and similar distribution methodologies~~ do not meet the definition of a business as defined under ASC 805 and ASC 350 and therefore our operating segment and reporting units are the same.

The Company’s goodwill, fair value and carrying value of our reporting units are as follows:

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by Berry Plastics Corporation

BPC0004

			Goodwill as of
(in millions)	Fair Value as of July 2, 2011	Carrying Value as of July 2, 2011	October 1, 2011	October 2, 2010
Rigid Open Top	$ 2,110	$ 1,719	$ 690	$ 691
Rigid Closed Top	1,800	1,542	819	771
Specialty Films	865	982	86	238
			$ 1,595	$ 1,700

In connection with our annual impairment test in fiscal 2011, despite generating positive free cash flow in fiscal 2011, we determined that the carrying value of ~~our~~  the Specialty Films reporting unit exceeded its fair value.  This determination required us to perform a Step 2 impairment analysis under ASC 350.  Based on our valuation on the Step 2 impairment test, we recorded a goodwill impairment charge of $165 million.   Following our impairment charge, the carrying value of our Specialty Films reporting unit was $817 million.

In fiscal 2011, we experienced a base volume decline of 11% in our Specialty Films segment.  This base volume decline of 11% occurred because of a pricing strategy that we implemented in our second fiscal quarter and continued throughout the remainder of fiscal 2011.  The volume declines we experienced impacted most of our product lines, which included products acquired as part of the Pliant acquisition and integrated into our combined Specialty Films product lines.  These price increases drove declines in our overall volumes when comparing fiscal 2011 to fiscal 2010.  Since Pliant was acquired out of bankruptcy in the first quarter of fiscal 2010, we did not have a full year of operating results in fiscal 2010 and this resulted in an increase in our 2011 segment sales of 15% due to the full year impact which offset this 11% loss in volume.  The loss in volume driven by our selling price increases resulted in a lower sales base to grow future earnings and reduced the cash flows needed to recover the carrying value of the reporting unit.  In addition, we ~~now believe that in order to maintain and grow our Specialty Films reporting unit, we will need to invest a higher level of capital expenditures than originally estimated~~ expect a higher required level of capital investment of 3-4% of net sales compared to 2-3% of net sales in the fiscal 2010 evaluation.  As a result of a more complete understanding of the Pliant business post integration and the focus on higher margin business noted above, we believe this higher level of capital investment is required in order to achieve desired segment margins.  This increased level of capital investment coupled with a lower sales base to grow future earnings resulted in a reduction in the segment’s discounted future cash flows.  We expect to grow our Specialty Films segment in the future at 2-3% through the terminal year, where we have estimated that our terminal growth rate will remain at 3%.  The goodwill in our Specialty Films segment consisted of goodwill from

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0005

our Pliant acquisition ($226 million) and other previous flexible film acquisitions.  If we continue to experience significant volume declines in future years, this could result in additional impairment charges to goodwill in our Specialty Films segment.  In addition, if we are unable to maintain or improve our operating margin for our Specialty Films segment, this could also lead to additional impairment charges.  A volume decline of greater than 3% in our Specialty Films segment could result in a future impairment.

We also completed our annual impairment test for our Rigid Open Top and Rigid Closed Top reporting units.  The fair value of our Rigid Open Top and Rigid Closed Top reporting units substantially exceeded the carrying value of the reporting units by 23% and 17%, respectively for fiscal 2011.  Our forecasts for Rigid Open Top and Rigid Closed Top include overall growth of 3-4% through and including the terminal year, which is 3%.  Growth by reporting unit varies from year-to-year between segments.  A significant decline in our revenue and earnings could result in an impairment charge~~,~~;  however,  our Rigid Open Top and Rigid Closed Top reporting units have ~~consistently~~ historically  provided ~~predictable historical~~ consistent  operating cash flows excluding ~~any of~~ the restructuring charges ~~or~~ and  acquisition integrations that we have undertaken.  We also performed our annual impairment test for fiscal 2011 of our indefinite lived intangible assets ~~that~~, which primarily relate to our Rigid Plastics business.  The cash flow assumptions, growth rates and risks to these cash flows are similar to those used in our analysis to determine the fair value of our combined Rigid Plastics businesses.  The annual impairment test did not result in any impairment as the fair value exceeded the carrying value.  A decline of greater than 10% in the fair value of our trademarks could result in future impairments.

Given the uncertainty in economic trends, revenue and earnings growth, the cost of capital and other risk factors discussed under the heading “Risk Factors” in our Form 10-K, there can be no assurance that when we complete our future annual or other periodic reviews for impairment of goodwill that an additional material impairment charge will not be recorded as a result.  In addition, historically we have grown our business by acquiring and integrating companies into our existing operations.  ~~Acquisitions and~~ We may not, however, achieve the expected benefits ~~from the~~ of integrating such acquisitions ~~that are being integrated into our operations may not result in achieving the expected benefits~~ into our business that we anticipated at the time of the transaction or at the time that we performed our annual impairment tests ~~and~~, which may impact the overall recoverability of our goodwill and indefinite lived intangible assets in future periods.  We believe based on our current forecasts and estimates that we will not recognize any future impairment charge, but given the current uncertainty in the economic trends, our forecasts and estimates could change quickly and materially in future periods and differ substantially from actual results.  The Goodwill and indefinite lived trademarks totaled $1,595 million and $220 million at the end of the fiscal 2011 and 2010, respectively.

2.  To help us better understand the reasonableness of your estimated fair values for your reporting units, please tell us your consideration of the combined estimated fair value of your reporting units as compared to Berry Plastics Group’s total equity value used to determine stock-based compensation. Please ensure your response clearly explains any reconciling items between the total equity value of Berry Plastics Group and the combined estimated fair value of your reporting units.

The fair value of our three segments with goodwill as determined by our external valuation firm as part of our annual goodwill impairment test as of July 2, 2011 totaled an enterprise value of approximately $[***].

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0006

(The Tapes, Bags and Coatings segment contains no goodwill.)  The total enterprise value used for the purpose of setting the fair market value of Berry as established and approved by our Board of Directors was approximately $[***].

3.  We note the draft discussion and analysis you provided in response to comments 3 and 4 in our letter dated March 14, 2012. Please further enhance this draft disclosure to address the following:

•                  Please revise the “Business” portion of this disclosure to reflect your reportable segment structure as of December 31, 2011, and remove the reference to the prospectus.

•                  Please separately quantify the extent to which price increases relate to rising raw material costs versus strategic pricing changes.

•                  Quantify the factors impacting selling, general and administrative expenses for fiscal year 2011 as compared to fiscal year 2010.

•                  Quantify the acquisition volume growth attributed to Rexam SBC impact to the Rigid Closed Top segment’s operating income for fiscal year 2011 as compared to fiscal year 2010.

•                  Quantify the amount of asset impairment charges from restructurings during fiscal year 2011 and fiscal year 2010 for the Specialty Films segment.

•                  Quantify the acquisition volume growth attributed to Pliant impact to the Specialty Films segment’s operating income for fiscal year 2011 as compared to fiscal year 2010.

The Company supplementally advises the Staff that our over 13,000 customers have numerous different pricing schemes.  Selling price changes are impacted by varying contractual agreements, raw material inflation/deflation and negotiated pricing adjustments which can include both strategic price initiatives as well as recovery of raw materials and other cost increases.  We are unable to separate price changes attributed to raw material cost changes versus other pricing actions as noted above.

The Company has numerous cost reduction initiatives each year that impact cost of goods sold, selling, general and administrative expense and other lines on the income statement.  While we track the annualized impact of these initiatives in total, we do not quantify these initiatives between income statements lines.  As a result, the reference to rationalized facilities and headcount reductions has been removed. The Rexam Specialty & Beverage Closure (“Rexam SBC”) business’s impact on operating income primarily consists of (1) an immaterial volume impact and (2) acquisition costs disclosed in the Operating Expense section of the MD&A.  As a result, the reference has been removed.  Due to the integration of Pliant we are unable to quantify the impact of Pliant acquisition volume at the operating income level, and as a result the reference has been removed.

In response to the Staff’s comment the Company proposes the following revised disclosure to be included in the MD&A.

Business.  We ~~have historically operated~~ organize our business ~~in~~ into four operating segments:  Rigid Open Top, Rigid Closed Top~~(which together make up our Rigid Plastics business)~~, Specialty Films, and Tapes, Bags and Coatings.  ~~Effective January 1, 2012, we realigned our operating segments to enhance the company’s current product portfolio and leverage our rigid and flexible technologies to serve our customers with innovative packaging solutions.  Our new operating segments and the description of our results in this~~

FOIA Confidential Treatment Request

Confidential treatment requested

by Berry Plastics Corporation

BPC0007

~~prospectus are aligned into the following four segments:  Rigid Open Top, Rigid Closed Top (together our Rigid Plastics business), Engineered Materials, and Flexible Packaging. The Rigid Plastics business sells primarily~~ The Rigid Open Top segment sells products in three categories: containers, foodservice items~~, housewares, closures,~~ and home and party. The Rigid Closed Top segment sells products in three categories: closures and overcaps, bottles~~,~~ and prescription containers and tubes. ~~Our Engineered Materials segment sells specialty tapes, adhesives, laminated coatings, polyethylene based film products and waste bags. The Flexible Packaging segment sells primarily high barrier, multilayer film products as well as printed bags and pouches~~ The Specialty Films segment sells primarily agricultural film, stretch film, shrink film, engineered film, personal care film, flexible packaging products and PVC film to the agricultural, horticultural institutional, foodservice, personal care, industrial and retail markets. The Tapes, Bags and Coatings segment sells specialty adhesive products, flexible packaging, trash bags and building materials to a variety of different industries including building and construction, retail, automotive, industrial and medical markets.

Discussion of Results of Operations for Fiscal 2011 Compared to Fiscal 2010

Net Sales.  Net sales increased to $4,561 million for fiscal 2011 from $4,257 million for fiscal 2010.  This increase is primarily attributed to (1) increased selling prices of 9% as a result of higher plastic resin costs as noted in the “Raw Material Trends” section above and the Company pursuing a strategy to improve product profitability in markets with historically lower margins and (2) acquisition volume growth of 5% partially offset by a base volume decline of 7%.  The following discussion in this section provides a comparison of net sales by business segment.

	Fiscal years ended
	2011	2010	$ Change	% Change
Net sales:
Rigid Open Top	$1,291	$1,192	$ 99	8%
Rigid Closed Top	1,053	970	83	9%
Specialty Films	1,609	1,433	176	12%
Tapes, Bags and Coatings	608	662	(54)	(8%)
Total net sales	$4,561	$4,257	$304	7%

Net sales in the Rigid Open Top business increased from $1,192 million in fiscal 2010 to $1,291 million in fiscal 2011 as a result of net selling price increases of 9% due to the factors noted above and acquisition growth attributed to Superfos Packaging, Inc. (“Superfos”) of 1% partially offset by a base volume decline.  The base volume decline is primarily attributed to a decrease in sales volumes in various container products primarily due to market softness partially offset by continued volume growth in thermoformed drink cups as fiscal 2010 capital investments provided additional capacity.  Net sales in the Rigid Closed Top business increased from $970 million in fiscal 2010 to $1,053 million in fiscal 2011 as a result of net selling price increases of 6% due to the factors noted above and acquisition volume growth attributed to Rexam SBC of 4% partially offset by a base volume decline.  The base volume decline is primarily attributed to a decrease in sales volumes in closures and tubes primarily due to softness in the personal care market.  Net sales in

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Confidential treatment requested

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BPC0008

the Specialty Films business increased from $1,433 million in fiscal 2010 to $1,609 million in fiscal 2011 as a result of acquisition volume growth attributed to Pliant Corporation (“Pliant”) and Filmco of 12% and net selling price increases of 11% due to the factors listed above partially offset by a base volume decline of 11%.  The base volume decline is primarily attributed to a decrease in sales volumes in institutional can liners, personal care, barrier and stretch film.  These declines were primarily attributed the Company strategically addressing products with profitability that was inconsistent with the value we believed our product provided to our customers.  Net sales in the Tapes, Bags and Coatings business decreased from $662 million in fiscal 2010 to $608 million in fiscal 2011 primarily as a result of a base volume decline of 15% partially offset by net selling price increases of 7%.  The base volume decline is primarily attributed to a decrease in sales volumes in retail bags and sheeting products.  These decreases were primarily due to the loss of the private label Wal-Mart waste bag business and our decision to exit certain sheeting business during fiscal 2010.

Operating Expenses.  Cost of goods sold increased to $3,878 million (85% of net sales) for fiscal 2011 from $3,667 million (86% of net sales) for fiscal 2010 primarily as a result of acquisition volume and higher raw material costs noted above.  The 1% decline in Cost of goods sold as a percentage of net sales is primarily attributed to improved operating performance in manufacturing.  Selling, general and administrative expenses increased to $381 million for fiscal 2011 from $379 million for fiscal 2010 primarily as a result of acquisition growth ~~noted above~~ of $9 million and increased accrued performance compensation expense of $~~28~~22  million partially offset by cost reductions ~~including plant consolidations and employee headcount reductions~~ programs.  Restructuring and impairment charges increased to $221 million in fiscal 2011 compared to $41 million in fiscal 2010 primarily due to a $165 million non-cash goodwill impairment charge, $4 million in increased severance and $16 million of non-cash impairment charges related to closing facilities.  See ~~footnote~~  note 10 to ~~the~~  our Consolidated Financial Statements for further discussion of restructuring and impairment charges.  Other operating expenses, which include acquisition costs, management fees and business optimization expense, decreased from $46 million in fiscal 2010 to $39 million in fiscal 2011 primarily due to $22 million of acquisition costs related to Pliant and Superfos in fiscal 2010 compared to $12 million of acquisition costs related to Rexam SBC and Filmco in fiscal 2011.

Operating Income.  Operating income decreased from $124 million in fiscal 2010 to $42 million in fiscal 2011.  The following discussion in this section provides a comparison of operating income (loss) by business segment.

	Fiscal years ended
	2011	2010	$ Change	% Change
Operating income (loss):
Rigid Open Top	$156	$124	$ 32	26%
Rigid Closed Top	77	73	4	5%
Specialty Films	(187)	(54)	(133)	(246%)
Tapes, Bags and Coatings	(4)	(19)	15	79%
Total operating income	$ 42	$124	$(82)	(66%)

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BPC0009

Operating income for the Rigid Open Top business increased from $124 million for fiscal 2010 to $156 million in fiscal 2011.  This increase is primarily attributed to $19 million of improved operating performance in manufacturing, $22 million from the relationship of net selling price to raw material costs partially offset by $9 million of higher selling, general and administrative expenses primarily attributed to increased accrued performance compensation.  Operating income for the Rigid Closed Top business increased from $73 for fiscal 2010 to $77 million in fiscal 2011.  This increase is primarily attributed to $16 million of improved operating performance in manufacturing ~~and acquisition volume growth attributed to Rexam SBC~~ partially offset by a (1) $2 million negative relationship of net selling price to raw material costs, (2) $3 million of higher selling, general and administrative costs attributed to increased accrued performance compensation and (3) the 2% base volume decline described above.  Specialty Films operating loss increased from $54 million of operating loss for fiscal 2010 to $187 million of operating loss in fiscal 2011.  This increase is primarily attributed to a $165 million non-cash goodwill impairment charge in fiscal 2011 and $20 million of non-cash asset impairment charges related to restructuring in fiscal 2011 compared to $11 million of noncash asset impairment charges in fiscal 2010 partially offset by (1) $3 million of improved operating performance in manufacturing, (2) a $33 million improvement from the relationship of net selling price to raw material costs, and (3) $8 million of lower selling, general and administrative expenses attributed fiscal 2011 cost reduction programs ~~and (4) acquisition volume growth attributed to Pliant~~.  Operating loss for the Tapes, Bags and Coatings business improved from $19 million for fiscal 2010 to $4 million in fiscal 2011.  This improvement is primarily attributed to $10 million of improved operating performance in manufacturing and an $8 million improvement in the relationship of net selling price to raw material costs partially offset by the 15% base volume decline described above.

Other Expense (Income), net.   Other expense of $61 million recorded in fiscal 2011 is primarily attributed to a loss on extinguishment of debt attributed to the write-off of deferred financing fees, debt discount and the premiums paid related to the debt extinguishment of the Company’s 8⅞% Second Priority Senior Secured Notes compared to other income in fiscal 2010 that was primarily attributed to a gain attributed to the fair value adjustment for our interest rate swaps.

Interest Expense.   Interest expense increased from $308 million in fiscal 2010 to $324 million in fiscal 2011 primarily as a result of increased borrowings to fund acquisitions.

Interest Income.  Interest income increased from $76 million in fiscal 2010 to $103 million in fiscal 2011 primarily attributed to non-cash interest and interest accretion income from our investments in Berry Group’s senior unsecured term loan.

Income Tax Benefit.  For fiscal 2011, we recorded an income tax benefit of $11 million or an effective tax rate of 5% compared to an income tax benefit of $21 million or an effective tax rate of 24% in fiscal 2010.  The effective tax rate is less than the statutory rate primarily attributed to the goodwill impairment which is not tax deductible and the establishment of a valuation allowance for certain foreign operating losses where the benefits are not expected to be realized.

Net Loss.  Net loss was $229 million for fiscal 2011 compared to $68 million for fiscal 2010 for the reasons discussed above.

Discussion of Results of Operations for Fiscal 2010 Compared to Fiscal 2009

Net Sales.  Net sales increased to $4,257 million for fiscal 2010 from $3,187 million for fiscal 2009.  This increase includes base volume growth of 7% due to the Company electing to aggressively protect market share during a soft economic period and acquisition volume growth of 27% attributed to Pliant and Superfos.  The following discussion in this section provides a comparison of net sales by business segment.

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BPC00010

	Fiscal years ended
	2010	2009	$ Change	% Change
Net sales:
Rigid Open Top	$1,192	$1,063	$129	12%
Rigid Closed Top	970	857	113	13%
Specialty Films	1,433	551	882	160%
Tapes, Bags and Coatings	662	716	(54)	(8%)
Total net sales	$4,257	$3,187	$1,070	34%

Net sales in the Rigid Open Top business increased from $1,063 million in fiscal 2009 to $1,192 million in fiscal 2010 primarily as a result of base volume growth of 9% and acquisition growth attributed to Superfos.  The base volume growth is primarily attributed to increased sales volumes in various container products and continued volume growth in thermoformed drink cups resulting in the Company electing expand our thermoformed drink cup capacity with significant capital investment in fiscal 2010.  Net sales in the Rigid Closed Top business increased from $857 million in fiscal 2009 to $970 million in fiscal 2010 primarily as a result of base volume growth of 14% partially offset by net selling price decreases of 1%.  The base volume growth is primarily attributed to increased sales volumes in closures and bottles due to factors listed above.  Net sales in the Specialty Films business increased from $551 million in fiscal 2009 to $1,433 million in fiscal 2010 primarily as a result of acquisition volume growth attributed to Pliant, net selling price increases of 4% and base volume growth of 8% due to factors listed above.  Net sales in the Tapes, Bags and Coatings business decreased from $716 million in fiscal 2009 to $662 million in fiscal 2010 primarily as a result of net selling price decreases of 3% and a base volume decline of 5%.  The base volume decline is primarily attributed to a decrease in sales volumes in retail bags and sheeting products.  These decreases were primarily due to the loss of the private label Wal-Mart waste bag business and our decision to exit certain sheeting business.

Operating Expenses.  Cost of goods sold increased to $3,667 million (86% of net sales) for fiscal 2010 from $2,641 million (83% of net sales) for fiscal 2009 primarily as a result of acquisition volume and base volume growth noted above in addition to higher plastic resin costs.  The 3% increase as a percentage of net sales is primarily attributed to the impact of the lower margin Pliant business and a $72 million negative relationship between net selling price to raw material costs during fiscal 2010 as compared to fiscal 2009. Selling, general and administrative expenses increased to $379 million for fiscal 2010 from $325 million for fiscal 2009 primarily as a result of acquisition volume and increased amortization of intangibles of $11 million due to the Pliant and Superfos acquisitions.  Restructuring and impairment charges increased to $41 million in fiscal 2010 compared to $11 million in fiscal 2009 primarily as a result of $7 million of increase severance charges primarily related to the Pliant acquisition and $19 million non-cash fixed asset impairment charges related to rationalized facilities.  Other operating expenses, which include acquisition costs, management fees and business optimization expense, increased from $24 million in fiscal 2009 to $46 million in fiscal 2010 primarily due to $22 million of Pliant and Superfos acquisitions costs incurred during fiscal 2010.

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BPC00011

Operating Income.  Operating income decreased from $186 million in fiscal 2009 to $124 million in fiscal 2010.  The following discussion in this section provides a comparison of operating income by business segment.

	Fiscal years ended
	2010	2009	$ Change	% Change
Operating income (loss):
Rigid Open Top	$124	$118	$ 6	5%
Rigid Closed Top	73	59	14	24%
Specialty Films	(54)	(10)	(44)	(440%)
Tapes, Bags and Coatings	(19)	19	(38)	(200%)
Total operating income	$124	$186	$(62)	(33%)

Operating income for the Rigid Open Top business increased from $118 million for fiscal 2009 to $124 million in fiscal 2010.  The increase is attributable the 9% base volume growth described above and acquisition volume growth attributed to Superfos partially offset by a $30 million negative relationship of net selling price to raw material cost and a negative $8 million from operations primarily due to start up costs associated with new thermoforming equipment.  Operating income for the Rigid Closed Top business increased from $59 million for fiscal 2009 to $73 million in the fiscal 2010.  The increase is primarily attributable to the 14% base volume growth described above partially offset by a $12 million negative relationship of net selling price to raw material cost.  Operating loss for the Specialty Films business increased from $10 million for fiscal 2009 to $54 million in fiscal 2010.  The increase is primarily attributable to $11 million of non-cash fixed asset impairment charge related to restructuring, an $11 million negative relationship of net selling price to raw material cost and $22 million acquisition costs partially offset by acquisition volume described above.  Operating income for the Tapes, Bags and Coatings business declined from $19 million for the fiscal 2009 to an Operating loss of $19 million in fiscal 2010.  The decline is primarily attributable to (1) $8 million of non-cash fixed asset impairment charges in fiscal 2010 related to restructuring, (2) a $19 million negative relationship of net selling price to raw material cost and (3) the 5% base volume decline described above partially offset by $6 million of improved operating performance in manufacturing.

Other Income. Other income recorded in fiscal 2010 is primarily attributed to a $5 million gain related to the repurchase of debt and a $13 million gain attributed to the fair value adjustment for our interest rate swaps.  Other income recorded in fiscal 2009 is primarily attributed to a $25 million gain related to the repurchase of debt and a $6 million gain attributed to the fair value adjustment for our interest rate swaps. See ~~footnote~~  note 3 to ~~the~~  our Consolidated Financial Statements for further discussion on debt repurchases and ~~footnote~~  note 4 to ~~the~~  our Consolidated Financial Statements for further discussion of financial instruments and fair value measurements.

Interest Expense.   Interest expense increased by $45 million in the fiscal 2010 primarily as a result of increased borrowings partially offset by a decline in borrowing rates on variable rate debt partially attributed to the swap agreement that expired in November 2009.

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Interest Income.  Interest income increased $58 million in fiscal 2010 primarily attributed to non-cash interest and interest accretion income from our investments in Berry Group’s senior unsecured term loan.

Income Tax Benefit.  For fiscal 2010, we recorded an income tax benefit of $21 million or an effective tax rate of 24%, which is a change of $15 million from the income tax benefit of $6 million or an effective tax rate of 22% in fiscal 2009.  The effective tax rate is less than the statutory rate primarily ~~attributed~~  attributable to the relative impact to permanent items and establishment of valuation allowance for certain foreign operating losses where the benefits are not expected to be realized.

Net Loss.  Net loss was $68 million for fiscal 2010 compared to a net loss of $26 million for fiscal 2009 for the reasons discussed above.

4.  We note your response to comment 6 in our letter dated March 14, 2012, in which you state that the components of your operating segments are your product lines. We further note that you have determined that these product lines are not businesses primarily due to the shared manufacturing processes. However, we note the draft disclosure you provided in response to comment 2, in which you state that you are aggregating the components of your operating segments, as they have similar economic characteristics. Please clarify this inconsistency in your response and your disclosure by either revising your disclosures to clarify that your product lines are not businesses, or providing us with your analysis of the similar economic characteristics for your components by operating segment.

In response to the Staff’s comment, the Company will revise its future disclosures to clarify that product lines are not businesses.

4. Financial Instruments and Fair Value Measurements, page F-16

5.  We note the disclosures your parent company included in their Form S-1 in response to comment 7 in our letter dated March 14, 2012. Please expand this disclosure in the amendment to your Form 10-K to disclose the carrying value of the goodwill and property, plant, and equipment prior to the impairment charge. Please refer to ASC 820-10-50-6 and ASC 820-10-55-64, example 8, case C for guidance.

In response to the Staff’s comment, the Company will revise its future disclosures to include the carrying value of the goodwill and property, plant, and equipment prior to the impairment charge.

14. Guarantor and Non-Guarantor Financial Information, page F-31

6.  We note your response to comment 8 in our letter dated March 14, 2012. To help us better understand your explanation for the significant amount of operating cash flows attributable to the parent company, please provide us with a reconciliation for net loss and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for fiscal year 2011 and for the three-months ended December 31, 2011. Please provide us with disaggregated intercompany accounts that distinguish between equity investments, intercompany loans, and any intercompany receivables/payables generated by transactions involving the transfer of goods and services for the parent company, guarantor subsidiaries and non-guarantor subsidiaries as of October 2, 2010, October 1, 2011, and December 31, 2011. Please classify the intercompany accounts between current and long-term and provide us how you determined the classifications.

We supplementally advise the Staff that for financial reporting purposes on the balance sheet we have included the combined effects of our investment in our subsidiaries (equity, receivables/payables, and loans) in investment in subsidiaries and equity.  The majority of our cash moves are between us and our domestic subsidiaries as we utilize a centrally managed treasury function at the Company level.  Accordingly, as excess cash is generated, it is sent to

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the Company.  We also have sales and manufacturing activities which generate operating cash flow in addition to the settlement of the regular receivables and payables and movement of operating cash flow of the domestic subsidiaries.  Our guarantor subsidiaries consist of only domestic entities.  The reconciliation for net loss to operating cash flows for us, our guarantor subsidiaries and non-guarantor subsidiaries for fiscal year 2011 and for three months ended December 31, 2011 is as follows.

	Fiscal 2011
	Berry Plastics Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Operating Activities
Net loss	(229)	(149)	64	85	(229)
Adjustments to reconcile net cash from operating activities:
Depreciation and Amortization	44	282	18	—	344
Non-cash interest expense	18	—	—	—	18
Non-cash interest income	—	—	(103)	—	(103)
Write-off of deferred financing fees	68	—	—	—	68
Non-cash gain on debt repurchase	(4)	—	—	—	(4)
Deferred income taxes benefit	(13)	—	—	—	(13)
Impairment of fixed assets and goodwill	26	172	2	—	200
Other non-cash items	(3)	(2)	—	—	(5)
Changes in operating assets and liabilities:
Intercompany receivables and payables	259	(211)	37	(85)	—
Accounts receivable, net	9	(23)	3	—	(11)
Inventories	18	39	2	—	59
Prepaid expenses and other assets	(4)	24	5	—	25
Accounts payable and other liabilities	(8)	4	(19)	—	(23)
Net cash from operating activities	181	136	9	—	326

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	Quarterly Period Ended December 31, 2011
	Berry Plastics Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Total

Operating Activities
Net loss	(12)	(36)	39	(3)	(12)
Adjustments to reconcile net cash from operating activities:
Depreciation and Amortization	6	79	4	—	89
Non-cash interest expense	5	—	—	—	5
Non-cash interest income	—	—	(31)	—	(31)
Deferred income taxes benefit	(6)	—	—	—	(6)
Impairment of fixed assets and goodwill	—	21	—	—	21
Other non-cash items	1	—	—	—	1
Changes in operating assets and liabilities:
Intercompany receivables and payables	68	(64)	(7)	3	—
Accounts receivable, net	13	65	2	—	80
Inventories	12	35	1	—	48
Prepaid expenses and other assets	(8)	(1)	2	—	(7)
Accounts payable and other liabilities	(23)	(71)	(5)	—	(99)
Net cash from operating activities	56	28	5	—	89

*              *              *              *

Please contact me ((812) 306-2370) or either Andrew J. Nussbaum ((212) 403-1269), special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

__/s/ James M. Kratochvil________________

James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation

cc:           Jonathan D. Rich, Chief Executive Officer

                Jeffrey D. Thompson, Chief Legal Officer

                Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz